EXHIBIT 99.2

Focus Media to Announce Second Quarter 2007 Financial Results on September 27, 2007

Shanghai, China, September 25, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it will report its financial results for the second quarter ended June 30, 2007 on September 27, 2007 (U.S. Eastern Time) after market close.

The Company will host a conference call to discuss the second quarter 2007 results at 9:00pm U.S. Eastern Time on September 27, 2007 (6:00pm U.S. Pacific Time on September 27, 2007 and 9:00am Beijing/Hong Kong Time on September 28, 2007). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1- 866-700-7477, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8840; Pass code: 81045580

A replay of the call will be available from September 27, 2007 until October 4, 2007 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 34979673

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at ir.focusmedia.cn

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of March 31, 2007, Focus Media had approximately 90,000 display units in our commercial location network, 40,700 display units in our in-store network, 124,500 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers had placed advertisements through our multi-platform networks as of March 31, 2007. For more information about Focus Media, please visit our website ir.focusmedia.cn.

Investor and Media contact:
Jie Chen
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn